PRICING TERM SHEET Dated February 4, 2021

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433
Registration Statement No. 333-236577
Supplementing the Preliminary
Prospectus Supplement
dated February 3, 2021 and the
Prospectus dated February 21, 2020

Pebblebrook Hotel Trust

$215,000,000 1.75% Convertible Senior Notes due 2026 (Reopening)

This pricing term sheet supplements Pebblebrook Hotel Trust’s preliminary prospectus supplement, dated February 3, 2021 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of the Notes, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars. Unless the context otherwise requires, references to “Pebblebrook” or the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean Pebblebrook Hotel Trust and not its subsidiaries.

Issuer:	Pebblebrook Hotel Trust, a Maryland real estate investment trust

Title of Securities:	1.75% Convertible Senior Notes due 2026 (the “Notes”)

Ticker / Exchange:	PEB / New York Stock Exchange (the “NYSE”)

Securities Offered:	$215,000,000 principal amount of Notes (plus up to an additional $35,000,000 principal amount solely to cover over-allotments), which will be issued as additional notes under the indenture pursuant to which we previously issued $500,000,000 aggregate principal amount of 1.75% Convertible Senior Notes due 2026 on December 15, 2020 (the “Initial Notes”). The Notes will rank equally in right of payment with the Initial Notes, will have terms identical to the terms of the Initial Notes, will have the same CUSIP number as the Initial Notes and are expected to trade interchangeably with the Initial Notes. The Initial Notes and the Notes form a single series of securities for all purposes under the indenture, including, without limitation, waivers, amendments and offers to purchase. Following the issuance of the Notes offered hereby, the aggregate principal amount of the Notes outstanding will be $715,000,000.

Maturity:	December 15, 2026 unless earlier converted, repurchased or redeemed

Issue Price:	105.50%, plus accrued interest from, and including, December 15, 2020, to, but excluding, February 9, 2021, in an amount of $2.58 per note

Use of Proceeds:	We estimate that the net proceeds from this offering will be approximately $221.1 million (or $257.2 million if the underwriters exercise their option to purchase additional notes to cover over-allotments in full), after deducting the underwriters’ discounts and commissions and our estimated offering expenses related to this offering, in each case exclusive of that portion of the purchase price for the Notes offered hereby that relates to interest accrued from and including December 15, 2020. We expect to enter into privately negotiated capped call transactions with affiliates of certain of the underwriters and other counterparties (the “option counterparties”). We intend to use approximately $18.0 million of the net proceeds from this offering to pay the cost of the capped call transactions. If the underwriters exercise their option to purchase additional notes, we expect to use a portion of the net proceeds from the sale of such additional notes to enter into additional capped call transactions. We will contribute the remaining net proceeds from this offering to our operating partnership. Our operating partnership will use the remaining net proceeds to reduce our outstanding indebtedness, including amounts outstanding under our senior unsecured revolving credit facility and our unsecured term loans.

Interest:	1.75% per year. Interest will accrue from December 15, 2020 (the date of original issuance)

Interest Payment Dates:	Each June 15 and December 15, beginning on June 15, 2021

Interest Payment Record Dates:	Each June 1 and December 1

Initial Conversion Rate:	39.2549 common shares for each $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $25.47 per common share

NYSE Last Reported Sale Price on February 4, 2021:	$20.10 per common share

Optional Redemption On or After December 20, 2023:	The Issuer may not redeem the Notes prior to December 20, 2023. On or after December 20, 2023, the Issuer may redeem the Notes for cash, in whole or from time to time in part, at the Issuer’s option, if the last reported sale price of the Issuer’s common shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Issuer provides notice of redemption. In connection with any optional redemption, the Issuer will redeem the Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Trade Date:	February 5, 2021

Expected Settlement Date:	February 9, 2021

Joint Book-Running Managers:	BofA Securities, Inc. Raymond James & Associates, Inc. Wells Fargo Securities, LLC Truist Securities, Inc.

Co-Lead Managers:	U.S. Bancorp Investments, Inc. PNC Capital Markets LLC

Co-Managers:	Capital One Securities, Inc. Regions Securities LLC BMO Capital Markets Corp. Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc. TD Securities (USA) LLC

CUSIP / ISIN:	70509V AA8 / US70509VAA89

Adjustment to Shares Delivered Upon Conversion Upon a Make-Whole Fundamental Change or Notice of Redemption:	The following table sets forth the number of additional shares (as defined under “Description of the Notes—Adjustment to Conversion Rate Upon Conversion in Connection with a Make-Whole Fundamental Change or Notice of Redemption” in the Preliminary Prospectus Supplement) to be received per $1,000 principal amount of Notes for each share price and effective date set forth below:

	Share Price
Effective Date	$18.87	$20.00	$22.50	$25.47	$30.00	$33.12	$35.00	$40.00	$50.00	$60.00	$70.00	$80.00	$90.00	$110.00
December 15, 2020	13.7392	12.4155	9.6520	7.3161	4.9763	3.8982	3.3883	2.3828	1.2586	0.6978	0.3909	0.2126	0.1061	0.0077
December 15, 2021	13.7392	12.2250	9.3636	6.9725	4.6203	3.5583	3.0626	2.1025	1.0656	0.5700	0.3076	0.1598	0.0741	0.0003
December 15, 2022	13.7392	11.9545	8.9747	6.5218	4.1660	3.1325	2.6594	1.7653	0.8462	0.4320	0.2221	0.1079	0.0441	0.0000
December 15, 2023	13.7392	11.6050	8.4644	5.9321	3.5843	2.5987	2.1609	1.3648	0.6060	0.2920	0.1411	0.0620	0.0200	0.0000
December 15, 2024	13.7392	11.1835	7.7893	5.1355	2.8157	1.9155	1.5374	0.8958	0.3596	0.1642	0.0744	0.0279	0.0047	0.0000
December 15, 2025	13.7392	10.7451	6.7733	3.8928	1.6940	0.9961	0.7420	0.3758	0.1410	0.0658	0.0283	0.0071	0.0000	0.0000
December 15, 2026	13.7392	10.7451	5.1895	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact share prices and effective dates may not be set forth in the table above, in which case:

•	if the share price is between two share prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	if the share price is greater than $110.00 per share (subject to adjustment in the same manner as the share prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; or

•	if the share price is less than $18.87 per share (subject to adjustment in the same manner as the share prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate exceed 52.9941 common shares per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate is required to be adjusted as set forth under “Description of the Notes—Conversion Rights— Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

General

This communication is intended for the sole use of the person to whom it is provided by the sender.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

The Issuer has filed a registration statement (including a prospectus, dated February 21, 2020, and a preliminary prospectus supplement, dated February 3, 2021) with the Securities and Exchange Commission, or SEC, for the offering of the Notes. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering of the Notes. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering of the Notes will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322 or emailing dg.prospectus_requests@bofa.com; or calling Raymond James & Associates, Inc. at 1-800-248-8863 or emailing prospectus@raymondjames.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

3